Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

January 26, 2023

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Registration Statement on Form S-1 Filed January 10, 2023
File No. 333-269179

Dear Ms. Polynice:

By letter dated January 24, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 (“Registration Statement”). The Company is filing Amendment No. 1 to its Registration Statement (“Amendment No. 1”) with the Commission today, and Amendment No. 1 reflects the Company’s responses to your comment on the Registration Statement.

For ease of review, we have set forth below the numbered comment from your letter followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such response are to page numbers in Amendment No. 1.

Prospectus Summary

Pipeline, page 1

1.	We note your response to our prior comment and the revised pipeline table on pages 1 and 54. Please further revise the table to clearly depict both the discovery and preclinical research/non-human testing phases prior to the Human Clinical Trials column, revising the progress arrows as appropriate.

Response: In response to your comment, we have revised the caption to the first column of the table to read “Pre-Clinical/Non-Human Testing”, inserted a new second column captioned “ Human Clinical Trial Design”, and revised the arrows for affected indication to conform with the new table configuration.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer